Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cadence Pharmaceuticals, Inc. to be filed on or about September 4, 2009 for the registration of up to $100,000,000 in aggregate principal amount of Cadence Pharmaceuticals, Inc.’s debt securities, common stock, preferred stock, debt warrants and equity warrants and to the incorporation by reference therein of our reports dated March 12, 2009, with respect to the financial statements of Cadence Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Cadence Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

September 2, 2009